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                                                                  EXHIBIT (a)(5)

                       [HIBERNIA SOUTHCOAST CAPITAL LOGO]



                                 March 16, 2002


The Board of Directors
Esenjay Exploration, Inc.
500 N. Water Street, Suite 1100
Corpus Christi, TX 77002

Gentlemen:

         The Board of Directors of Esenjay Exploration, Inc. ("Esenjay" or the "Company") has asked Hibernia Southcoast Capital, Inc. ("Southcoast", "we", "us", or "our") to advise it with respect to the fairness, from a financial point of view, of a proposed transaction (the "Transaction") involving the total consideration to be received by the holders of Esenjay's common stock (the "Common Stock") through a tender offer by Santos Americas and Europe Corporation ("Santos" or the "Offerer") as described in the Agreement among Santos Americas and Europe Corporation, ECM Acquisition Company and Esenjay Exploration, Inc. dated as of March 17, 2002 (the "Acquisition Agreement"), pursuant to which the Offerer will make an offer (the "Offer") to purchase all the Common Stock (including all common shares which may become outstanding on the exercise of Company options) at a price of $2.84 in cash per share of Common Stock (the "Consideration"), to be followed by a second step merger involving a de facto assumption of liabilities of the Company for an aggregate total consideration of approximately $80 million.

We understand also that:

         i) the Acquisition Agreement requires Santos, as soon as practicable after the date of the Acquisition Agreement and in any event during the period of seven business days beginning on the day of the first public announcement of the Acquisition Agreement, to commence the Offer;

         ii) Offeror's obligation to take and pay for common shares tendered under the Offer will be subject to, among other things, there being tendered and not withdrawn prior to the expiration of the Offer not less than a majority of all outstanding Common Stock;

         iii) the Acquisition Agreement further requires that the Board of Directors, affiliated entities, and David B. Christofferson tender and not withdraw all of their collective Common Stock representing 53% of the outstanding Common Shares; and

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         iv)  the Acquisition Agreement requires that Michael E. Johnson,
              Esenjay Petroleum Corporation, Alex M. Cranberg, Aspect Energy, LLC (successor in interest to shares held previously by Aspect Resources, LLC), and David W. Berry further agree as part of an Option Agreement, to a non-compete agreement for a period of one year from the date of the agreement which limits their individual and collective ability to acquire interests directly or indirectly in oil and gas properties within mutually agreed upon areas where the Company has interests. The Option Agreement allows for the Offeror to purchase all Common Stock owned by these parties at the Offer price for a period 30 days following the termination of the Offer.

HIBERNIA SOUTHCOAST CAPITAL'S ENGAGEMENT

         The Board of Directors has requested that Southcoast provide our opinion ("Opinion") as to the fairness, from a financial point of view, of the Consideration to be offered to the shareholders of Esenjay pursuant to the Offer. We will be paid a fee, plus reasonable out-of-pocket expenses, for rendering our Opinion. The fee was negotiated by the parties and was not contingent upon the consummation of the Transaction. The Company has agreed to indemnify Southcoast in respect of certain liabilities that might arise out of its engagement. We have not been engaged to prepare, and have not prepared a formal valuation or appraisal of any of the assets, liabilities or equity instruments of Esenjay and our Opinion should not be construed as such. However, Southcoast conducted independent financial analyses, which we considered to be appropriate and necessary to support the conclusions reached in this Opinion.

CREDENTIALS OF HIBERNIA SOUTHCOAST CAPITAL

         Southcoast is a New Orleans-based equity boutique that provides a full range of corporate finance services including mergers and acquisitions, capital formation, institutional equity sales and trading, and investment research. The firm specializes in a limited number of industry sectors including telecommunications, specialty retail, leisure and gaming, and all facets of the energy industry. The Opinion expressed herein is the opinion of Southcoast and the form and content hereof have been approved for release by Hibernia Southcoast Capital under the direction of the managing director of the corporate finance department.

CORPORATE REVIEW AND ANALYSIS

         In connection with rendering our Opinion, we have done the following and reviewed and relied upon, among other things, the following information and documents:

(i) the proposal letter dated February 26, 2002, from Santos USA Corp. to Mr. Michael E. Johnson, President and Chief Executive Officer;
(ii) drafts of the Acquisition Agreement and the Shareholders' Agreement, by and between Santos and Esenjay;
(iii) the audited financial statements, annual reports, 10-K filings, annual information forms and proxy statements of Esenjay for the years ended December 31, 1998, 1999 and 2000;
(iv) the unaudited financial statements of Esenjay for the quarters ended March 31, 2001; June 30, 2001; September 30, 2001 and the preliminary unaudited financial statements for the year ended December 31, 2001;


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(v)      Esenjay's preliminary reserve reports as prepared by Ryder Scott
         Company dated February 19, 2002 and February 22, 2002, concerning the Company's oil and natural gas interests effective December 31, 2001;
(vi) Esenjay's internal estimates of the incremental oil and natural gas reserve value and growth potential in addition to the Ryder Scott reserve estimates;
(vii) the detailed preliminary operating and capital budgets, production forecast, revenue forecast, drilling schedule, and general and administrative budget of the Company for 2002 as prepared by the management of Esenjay;
(viii) the information memorandum dated October 2000 prepared by Randall and Dewey to assist parties with their analysis in acquiring or merging with the Company;
(ix) the strategic review of Esenjay prepared by Randall and Dewey for the Board of Directors on February 27, 2002;
(x) certain publicly available information relating to the business, operations, financial performance and stock trading history of Esenjay and other selected public oil and gas companies considered to be relevant;
(xi) certain internal financial, operational, legal, corporate and other information provided by Esenjay's management;
(xii) conducted discussions with members of senior management of Esenjay concerning the historical, current and estimated financial position and results of operations of its business;
(xiii) compared the results of operations of Esenjay with comparable public companies;
(xiv) certain publicly available information concerning the nature and terms of certain selected comparable transactions involving different companies that we considered relevant to our inquiry; and
(xv) made such other financial studies, analyses and examinations, performed such other investigations and took into account such other matters as Southcoast deemed necessary or appropriate.


ASSUMPTIONS AND LIMITATIONS

         In our review and analysis and in arriving at our Opinion, we have relied upon, and assumed the completeness, accuracy and fair presentation of all financial, oil and gas reserve estimates, and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Esenjay or advisors, or otherwise procured pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. In addition, we did not conduct a physical inspection of any of the oil and gas properties or other assets of Esenjay, nor did we obtain or consider any independent evaluations or appraisals of such properties or assets other than a review of the oil and gas reserve information prepared by Esenjay and the oil and gas reserve information of Esenjay prepared by Ryder Scott upon which we relied without further investigation. Senior management of Esenjay have represented to us, in a letter dated March 13, 2002 (the "Agreement"), among other things, that the information, data, opinions and other material (the "Information") provided to us by or on behalf of Esenjay are complete and correct on the date the Information was so provided.

         Our Opinion is based upon conditions in the securities markets, the oil and natural gas markets, and the general economic and financial conditions prevailing as the date hereof, and the financial condition and prospects of Esenjay as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Esenjay and its advisors, auditors and consultants. The Opinion is given as of the date hereof and Southcoast disclaims any


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undertaking or obligation to advise any person of any change in any fact or any matter affecting the Opinion which may come or be brought to the attention of Southcoast after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Southcoast reserves the right to change, modify or withdraw the Opinion. In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.

         This Opinion is for the information of the Board of Directors in considering the terms of the proposed Transaction. Our Opinion is not to be construed as a recommendation to any shareholder of the Company as to whether to tender Common Stock in acceptance of the Offer. Our Opinion may not be quoted or referred to in whole or in part by any other person, except that in the event of reproduction of the Opinion in any proxy statement or registration statement prepared in connection with the proposed Transaction, Esenjay may also include references to the Opinion and to Southcoast and its relationships with Esenjay (in each case in such form as Southcoast reasonably shall approve) in such documents. Esenjay also may refer to the Opinion in other public disclosures concerning the Transaction; provided that, to the extent reference is made to Southcoast's Opinion, such form of disclosure shall be first approved by Southcoast unless such disclosure only references the existence of a fairness opinion without naming Southcoast or the matters expressly contained in such fairness opinion. Other than as contemplated above, neither the Opinion, nor any other opinion or advice (written or oral) of Southcoast shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall public reference be made to Southcoast, except with Southcoast's prior written consent.

RATIONALE

         In connection with the evaluation of the Transaction, Southcoast has performed an analysis of Esenjay based upon: (I) selected recent oil and gas property and company transactions that are comparable to Esenjay's assets and
(II) the public market valuations of comparable exploration and production companies within the Southcoast coverage list.

         In case I, we used selected comparable recent property and company transactions from the Southcoast exploration and production mergers and acquisitions database. For transactions that occurred during the year 2001, the average purchase price per thousand cubic feet of equivalent proved reserves
(Mcfe) was $1.17. By extracting relevant comparable transactions for reserve location and size that have occurred since mid-2001, the mean purchase price per Mcfe of proved reserves increased to $1.72. This compares to the $80 million offer for Esenjay, which suggests $4.37 per Mcfe of proved reserves. This valuation is significantly higher than the highest acquisition price of $2.55 per Mcfe.

         In case II, a $2.84 cash offer per share valuation of Esenjay's assets implies a common stock price-to-net asset value per share of 178% based on Southcoast's published estimated year-end 2001 net asset value of $1.60 per share and 105% of Southcoast's published estimated year-end 2002 net asset value of $2.70 per share. As of the March 15, 2002, the date of Southcoast's latest published industry numbers, the average price-to-net asset value of the Southcoast coverage list was 109% and 94% of year-end 2001 and year-end 2002 net asset value per share, respectively.

         Because the reasons for, and circumstances surrounding each of the selected comparable transactions that Southcoast deemed relevant were so diverse, and because of the inherent differences between the businesses, operations and corporate structures of Esenjay and each of the selected companies involved in such comparable transactions, Southcoast believes that a purely quantitative


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comparable transaction analysis would not be particularly meaningful in the context of the Transaction. Southcoast believes that an appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning differences between the characteristics of these transactions and those of the Transaction, which judgments are reflected in Southcoast's opinion.

CONCLUSION

         Based upon and subject to the foregoing and such other matters as we considered relevant, Hibernia Southcoast Capital is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Offer is fair, from a financial point of view, to the shareholders of Esenjay.


                                       Very truly yours,

                                       Hibernia Southcoast Capital, Inc.


By: /s/ STANLEY E. ELLINGTON, JR.
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Stanley E. Ellington, Jr.
Managing Director